

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

"CORRECTED"
June 7, 2012

Via E-mail
Robert R. Deller
Chief Executive Officer
Thermal Tennis Inc.
4950 Golden Springs Drive
Reno, NV

> **Re:** **Thermal Tennis Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed May 24, 2012**
> **File No. 000-54476**

Dear Mr. Deller:

We have reviewed your responses to the comments in our letter dated May 10, 2012 and have the following additional comments.

Business, page 1

Introduction, page 1

1. With a view towards revised disclosure, please advise as to why you have identified March 31, 2013 as a date when you believe that it may become necessary to raise additional funds through offerings of your common stock when it appears you have cash reserves to support your business through approximately July 1, 2012.

History, page 2

2. Please revise to disclose the name of the tennis club discussed in the second paragraph on page 3.

3. We note your response to our prior comment 4 and reissue in part. Please revise to disclose the material terms of your contract with the club. We note that you receive all of the revenue from the tennis operations of the tennis club, but please revise to clarify the terms related to the costs of running the tennis program.

Principal Products or Services and their Markets, page 3

4. Please revise to disclose the length and time of the "peak of [y]our summer tennis season."

Strategy, page 3

5. Please revise to disclose the percentage of your revenues that you donated to Reno High
    School in 2011, and, if you have determined how much you intend to donate this year,
    please disclose.

Liquidity and Business Development, page 4

6. Your statement on page 4 that "Reno High School has expressed an interest in [you]
    running the same program during the summer of 2012" appears to be inconsistent with
    your statement on page 3 that "you have been invited back to [Reno High School] to run
    a similar program during the summer of 2012." Please revise to clarify whether you will
    be running such a summer program at Reno High School during the summer of 2012.

7. We note your response to our prior comment 12. With a view to revised disclosure
    please explain to us how you can execute your "management concepts" and "marketing
    concepts" discussed on page 2 without incurring any cost.

8. In this regard please update your Liquidity and Business Development discussion to
    further describe your "management concepts" and "marketing concepts." Include a
    timeframe for their development and implementation. Additionally, to the extent there
    are any costs involved, please discuss the costs and indicate any need for additional
    capital.

Marketing, page 5

9. Please remove the statement on page 5 that the United States Tennis Association has an
    interest in "enhancing people's lives."

Condensed Notes to Unaudited Condensed Financial Statements, page 21

Note B, page 21

10. We note your disclosure on page 21 that revenues are earned from sales of ball machines.
    With a view towards revised disclosure, please tell us whether you sell tennis equipment
    and products.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Gary R. Henry, Esq.